Aimfinity Investment Merger Sub I

c/o Docter Inc.

14F-7, 597 Jiuru 2nd Rd

Sanmin District

Kaohsiung City, Taiwan

June 7, 2024

Division of Corporation Finance

Office of Manufacturing

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aimfinity Investment Merger Sub I

Draft Registration Statement on Form F-4

Submitted December 27, 2023

CIK No. 0001997799

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated January 23, 2024 (“Letter”) regarding the Company’s Draft Registration Statement on Form F-4 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-4”).

The Amended F-4 includes Aimfinity Investment Corp. I’s (“Aimfinity”) (a) unaudited interim financial statements as of and for the three months ended March 31, 2024; and (b) audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022; as well as Docter Inc.’s (“Docter”) audited consolidated financial statements as of and for the years ended December 31, 2022 and December 31, 2021. The Company intends to include Docter’s audited consolidated financial statements as of and for the year ended December 31, 2023 in a subsequent filing. The Amended F-4 also includes unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2022, and the unaudited pro forma condensed combined financial statements as of and for the year ended December 31, 2023 will be included in a subsequent filing.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-4, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Draft Registration Statement on Form F-4 submitted December 27, 2023

Cover Page

1.	We note that the AIMA Units are defined as “units of AIMA, each consisted of one AIMA New Unit and one AIMA Class 1 Warrant.” However, on page 1, you note that Aimfinity consummated its IPO on April 28, 2022, issuing Units consisting of one Class A ordinary share, one Class 1 redeemable warrant and one-half of one Class 2 redeemable warrant. Please revise your disclosure throughout the registration statement to clearly and consistently describe the AIMA Units and the AIMA New Units.

Response: In response to the Staff’s comment, we have made conforming revisions throughout the Amended F-4, including but not limited to the Shareholder Notice, and pages 1-3, 92, 137 thereof.

2.	We note your disclosure that “if Aimfinity does not consummate the Business Combination and fails to complete an initial business combination by December 28, 2023 (or up to April 28, 2024, if all extensions are exercised), Aimfinity will be required to liquidate and dissolve, unless AIMA seeks shareholder approval to amend [its] Existing Charter to extend the date by which the Business Combination may be consummated.” Please revise your disclosure to discuss: (a) that in connection with the votes to approve the Charter Amendment Proposal, 4,076,118 Public Shares of Aimfinity were rendered for redemption, and (b) the number of extensions of the period of time Aimfinity has to consummate the initial business combination that have been exercised and the corresponding amounts that have been deposited into the Trust Account.

Response: In response to the Staff’s comment, we have made conforming revisions throughout the Amended F-4, including but not limited to the Shareholder Notice, and page 2 thereof.

3.	We note that certain shareholders agreed to waive their redemption rights in connection with the Business Combination. Please disclose any consideration provided in exchange for these waivers.

Response: In response to the Staff’s comment, we have revised pages xxiii, and 40 of the Amended F-4.

Questions And Answers About The Business Combination And The Extraordinary General Meeting

Is there any financing in connection with the Business Combination? page viii

4.	We note that per the Merger Agreement, Aimfinity and Docter shall use reasonable efforts to obtain Transaction Financing on the terms mutually agreed to by the parties. Please update your disclosure to define “Transaction Financing,” and disclose the status of any such financing, including relevant negotiations and agreements related to the same. Please also disclose whether and under what circumstances the Transaction Financing is required to fund the “cash components” of the transaction, given your disclosure on page 112 that “[t]he cash components of the transaction will be funded by Aimfinity’s cash in the Trust Account of approximately $43.1 million,” assuming no redemptions.

Response: In response to the Staff’s comment, we have revised the Cover Page and pages viii, 45 and 130 of the Amended F-4.

Do any of Aimfinity’s directors, officers or the Sponsor have interests that may conflict with my interests with respect to the . . ., page xiv

5.	We note your disclosure that “[t]he exercise of Aimfinity’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in [y]our shareholders’ best interest.” Please revise your disclosure to briefly discuss the changes and/or waivers in the terms of the transaction that may result in a conflict of interest and why.

Response: In response to the Staff’s comment, we have revised pages xiv, 11, 41, 88 of the Amended F-4.

6.	We note your disclosure that “[i]n connection with the shareholder vote to approve the proposed Business Combination, the AIMA Initial Shareholders, Sponsor, and AIMA’s directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares prior to the Closing . . . to increase the likelihood that the proposals presented for approval at the Extraordinary General Meeting are approved.” Please disclose how such purchases would increase the likelihood of obtaining the necessary approval of AIMA shareholders if ordinary shares acquired in such transactions would not be voted in favor of approving the proposals to be presented at the Extraordinary General Meeting.

Response: In response to the Staff’s comment, we have revised pages xvi and 46 of the Amended F-4.

Will I lose AIMA Class 2 Warrants if I exercise my redemption rights? page xviii

7.	We note that the Class 2 Warrants attached to the redeemed public shares will be automatically forfeited and cancelled without any action by the holders. Please revise your disclosure to discuss and quantify the value of the Class 1 Warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, we have revised page xix of the Amended F-4.

Summary

Aimfinity Investment Merger Sub I, page 2

8.	We note your disclosure on page 2 that you expect that “PubCo [will] have a board consisting of 5 members, 3 of whom will be independent directors” and your disclosure on page 5 that “[f]our members of the PubCo board of directors will be designated by the Sponsor and one will be designated by Docter, and one of the five directors will be considered “independent” under Nasdaq’s listing standards.” Please revise your disclosure to reconcile these statements.

Response: In response to the Staff’s comment, we have revised pages 6, 81 and 100 of the Amended F-4.

Docter Inc., page 2

9.	We note your disclosure that Docter Group has been developing a non-invasive blood glucose monitoring technology and has made investments in the development of biometric radar wave technology. Please revise your summary to provide further detail regarding the business and operations of the company, including the current stage of development of these technologies. Refer to Item 3(b) of Form F-4. In addition, please revise your disclosure here to note, as you do elsewhere in your filing, that the company has incurred operating losses to date, and quantify your net loss and accumulated deficit as of and for the financial periods presented in your filing.

Response: In response to the Staff’s comment, we have revised pages 3 and 123 of the Amended F-4.

Risk Factors

Docter current has a limited customer base. Failure to recruit new customers or expand its relationship with existing customers may . . ., page 21

10.	We note your disclosure that Docter “plans to significantly expand the number of customers it serves to diversify its customer base and grow its revenues.” Please revise your disclosure to discuss how Docter plans to significantly expand the number of customers it serves. Make conforming changes throughout your filing, including to your description of business. As a related matter, we note your disclosure that for the year ended December 31, 2022, Chang Gung Medical Foundation and Shenyi Technology Ltd accounted for approximately 50.5% and 10.8% of the Docter’s total revenues, respectively, and that for your Docter Cloud platform services, Docter has entered into written agreements with its certain of its customers. Please file the relevant agreements.

Response: In response to the Staff’s comment, we have revised pages 23, 124, and 125 of the Amended F-4 to discuss how Docter plans to significantly expand the number of customers it serves. Please see the section titled “Business of Docter – Our Customers” beginning on page 124. We have also revised the risk factor on page 23 titled “Docter currently has a limited customer base. Failure to recruit new customers or expand its relationship with existing customers may reduce its revenues and significantly harm its business” to include a reference to the disclosure appearing in the section titled “Business of Docter – Our Customers.”

In addition, we respectfully advise the Staff that Docter confirms that the standard agreements it has entered into with customers who purchase the DocterWatch and/or Docter Cloud subscriptions are made in the ordinary course of business. Accordingly, we and Docter believe that such agreements are not required to be filed as exhibits under Item 601 of Regulation S-K. With respect to Chang Gung Medical Foundation (“Chang Gung”) and Shenyi Technology Ltd. (“Shenyi”), Docter hereby confirms that its arrangements with Chang Gung and Shenyi, respectively, for services rendered in 2022 were limited to fee quotes entered into more than two years ago and have since been performed to completion. Docter has no formal written agreement with Chang Gung or Shenyi outside of the aforementioned fee quotes. However, Docter will include these documents as exhibits to a subsequent filing should the Staff request.

If Docter is unable to support its growth strategies successfully, timely, or at all, then Docter’s ability to generate . . ., page 21

11.	We note your disclosure that “Docter intends to continue its investment in research and development activities and to initiate its sales and marketing activities in Taiwan and in any other countries through its own field sales force, professional relationship with hospitals and physicians, agents or partners.” We also note your disclosure on page 104 that “[w]e currently offer our products in Taiwan, with plans to continue investments in research and development as well as initiate sales and marketing activities in other countries, such as the United States, Canada and Europe, among others.” Please revise your disclosure, here and elsewhere (including on page 104), to discuss Docter’s plans to expand its commercial and R&D operations outside of Taiwan. Please include disclosure regarding the scope and timing of any expansion plans. If you cannot provide an estimated timeframe for this expansion, please remove this disclosure from your filing. Make conforming changes to your prospectus, including to your summary and the description of your growth opportunities and business.

Response: In response to the Staff’s comment, we have revised pages 3, 23, 115 - 116 and 125 – 126 of the Amended F-4 to clarify that it has near-term plans to expand sales into Singapore and to cross reference further disclosure appearing in the section titled “Business of Docter — Our Customers — Customer Acquisition and Sales Expansion Efforts”. Please also see Docter’s disclosure in the section titled “Business of Docter — Our Customers — Customer Acquisition and Sales Expansion Efforts”, beginning on page 125.

Docter is dependent on third parties that it enters into agreements with to manufacture and distribute products for itself . . ., page 22

12.	Please address the following with respect to the manufacturing of your products:

●	We note your disclosure that “Docter is dependent on third parties that it enters into agreements with to manufacture and distribute products for itself and for other essential services.” Please revise your disclosure to discuss the material terms of agreements entered into with Mictron Enteprrise Co., Ltd. and Ten-Tronics Co., Ltd. Please also file these agreements as exhibits to the registration statement or advise why you believe you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Please also revise your disclosure to discuss the source and nature of the raw materials and components used in Docter’s products.

●	We note that Docter’s main manufacturers are Mictron Enterprrise Co., Ltd and Ten-Tronics Co., Ltd., two Taiwanese companies. Please revise your disclosure to note whether all manufacturing facilities are in Taiwan. If so, please also discuss any geopolitical or natural disaster risks stemming from all current Docter manufacturing and operations being undertaken in Taiwan, if applicable. In addition, please revise your disclosure on page 25 to discuss the impact to investors from Docter’s facilities being located in the same geographic area.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has no formal written agreement with Mictron Enterprise Co., Ltd. and Ten-Tronics Co., Ltd., respectively, because only a limited quantity of products have been ordered by Docter and manufactured to date. If Doctor enters into a formal agreement with these manufacturers in the future, Docter will include disclosure of the material terms.

We further respectfully advise the Staff that Docter has included a new risk factor on page 26 of the Amended F-4 titled “The concentration of our manufacturing and operations to Taiwan may expose our business, financial condition and results of operations to potential adverse effects should Taiwan become subject to certain geopolitical events, including conflicts with China, or natural disasters.”

Exchange rate fluctuations may negatively affect Docter’s liquidity, financial condition and results of operations., page 23

13.	We note your disclosure that Docter intends to generate a substantial portion of its revenues in U.S. dollars. Please revise your disclosure to explain how Docter intends to generate revenues in U.S. dollars when its operations and commercial activity are based in Taiwan.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the risk factor titled “Exchange rate fluctuations may negatively affect Docter’s liquidity, financial condition and results of operations” on page 25 of the Amended F-4 to clarify that, should Docter successfully expand its sales to Singapore, Docter intends to charge customers in such markets in U.S. dollars.

Cyber security attacks or breaches of Docter’s data could adversely affect Docter’s reputation and business., page 24

14.	Please revise this risk factor to disclose whether Docter stores customer health data from its devices on its cloud-based platform.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the risk factor titled “Cyber security attacks or breaches of Docter’s data could adversely affect Docter’s reputation and business” on page 27 of the Amended F-4 to clarify that Docter stores customer health data on its IT systems which are hosted on private cloud servers. Furthermore, Docter has clarified on page 27 that Docter is unable to access a patient’s health data stored on its private cloud servers, as such data is encoded and only the patient and their authorized healthcare institution, if any, can view such data.

Risks Related to Docter’s Intellectual Property, page 26

15.	We note your discussion in this section of the risks related to Docter’s Intellectual Property, including related to compliance with the procedures of the United States Patent and Trademark Office (“USPTO”), European and other patent agencies. We also note your disclosure on pages 109-110, describing your current patents and trademarks. It appears from the disclosure on pages 109-110 that the majority of your patents and trademarks are in Taiwan. Please revise your risk factor disclosure in this section to discuss the risks, if any, specific to your compliance with procedural, documentary, fee payment and other similar provisions of the relevant intellectual property agency in Taiwan.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the risk factor on page 30 of the Amended F-4 to refer specifically to the Intellectual Property Office of Taiwan. The Company further advises the Staff that Docter perceives no material risks specific to compliance with procedural, documentary, fee payment and other similar provisions of the Intellectual Property Office of Taiwan that merit disclosure.

Privacy regulations may impose costs and liabilities on Docter, limit Docter’s use of information, and adversely affect Docter’s business., page 30

16.	Please revise this risk factor to disclose whether Docter currently has relationships with healthcare institutions thereby resulting in Docter’s receipt of patients’ confidential medical information. If Docter is in possession of medical information, please update this risk factor to discuss applicable government regulations and Docter’s compliance with such.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the risk factor on page 32 of the Amended F-4, titled “Privacy regulations may impose costs and liabilities on Docter, limit Docter’s use of information, and adversely affect Docter’s business”, remove the statement “Docter’s potential relationships with healthcare institutions may result in Docter’s receipt of patients’ confidential medical information.” We further advise the Staff that Docter confirms that it does not receive any patient’s confidential medical information from its relationships with healthcare institutions.

Taiwan laws and regulations of loans to and direct investment in Taiwan entities by offshore holding companies may delay . . ., page 30

17.	We note your disclosure that foreign entities are prohibited from investing in some industries which are related to national security and environmental protection, as specified in the negative list provided by Taiwanese authorities. We also note your disclosure that most methods of capital contribution from Taiwan to an offshore entity are subject to Taiwanese regulations and approvals or registration. Please revise your disclosure to discuss whether Docter is included in the negative list provided by Taiwanese authorities and to disclose the Taiwanese regulations and approvals required for offshore capital contributions from Docter’s subsidiary.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the risk factor on pages 33 and 179 of the Amended F-4 to clarify that Docter and Horn are not included in the negative list provided by Taiwanese authorities and do not operate in any industry in which investment from foreign entities is prohibited or requires special Taiwanese regulatory approval.

Because PubCo is a foreign private issuer and is exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers . . ., page 48

18.	Please revise your risk factor to disclose whether you intend to rely on home country practice regarding the independence requirements of Nasdaq.

Response: In response to the Staff’s comment, we have revised pages 52-53 of the Amended F-4.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of Aimfinity securities of Exercising Redemption Rights, page 73

19.	We note your disclosure addresses only “certain” material tax considerations. Please revise this section to discuss all material tax consequences of the transaction. Please refer to Section III.C.1 of Staff Legal Bulletin 19.

Response: In response to the Staff’s comment, we have revised pages xxiv, xxv, 54, and 77 of the Amended F-4.

Proposal No. 2 The Acquisition Merger Proposal, page 78

20.	Please revise your list of representations and warranties to describe the material terms of each item rather than providing a summary list.

Response: In response to the Staff’s comment, we have revised pages 82-84 of the Amended F-4.

21.	We note your disclosure on page 79 that Docter will cause certain key employees to enter into employment agreements reasonably satisfactory to Docter and Aimfinity as a condition to such employees’ continued employment post-closing. Please disclose the terms of any material employment agreements that have been, or will be, entered into with Docter and Aimfinity employees. Please also file a form of the employment agreement as an exhibit to the registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the material terms of such agreements will be disclosed in, and a form of employment agreement will be filed as an exhibit to, a subsequent filing once such terms are finalized.

22.	We note your conditions to closing disclosed on page 79. Please revise your disclosure to note which conditions may be waived without re-solicitation of Aimfinity shareholder approval.

Response: In response to the Staff’s comment, we have revised pages 44, and 85-86 of the Amended F-4.

Background of the Business Combination, page 87

23.	We note your disclosure that on March 17, 2023, the then-existing management team and members of the board of directors resigned their positions from Aimfinity, and that there was no known disagreement with any of Aimfinity’s outgoing directors on any matter relating to the Aimfinity’s operations, policies or practices. Please revise your disclosure to provide additional detail regarding the departure of the former management team and board of directors of Aimfinity, including the reasons underlying their departure, if known, and whether shareholders of Aimfinity were entitled to a vote and opportunity to redeem their shares in connection with the resignation of the board and appointment of new directors. Please also disclose whether the “Founder Share and Private Placement Unit Distribution and Repurchase” discussed on page 119 is related to the resignation of the relevant management team and board, and if so, include a brief discussion of these transactions, including their purpose. Finally, include additional risk factor disclosure, if applicable, describing the risks related to the resignation and appointment of a new board.

Response: In response to the Staff’s comment, we have revised pages 93 and 137 of the Amended F-4.

24.	Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section. As a related matter, where you disclose general topics or agreements that were discussed at each meeting, please provide additional detail regarding the substance of those discussions and material terms of the relevant agreements. For example, where you discuss various LOIs, merger agreement drafts, and transaction documents, discuss the material terms of the same.

Response: In response to the Staff’s comment, we have revised pages 94-100 of the Amended F-4.

25.	Please revise this section to include a discussion of negotiations relating to the material terms of the merger agreement, including but not limited to, the evolution of the transaction structure; merger consideration and equity value of Docter; the terms of the Financing Transactions, lock-up agreements and the earnout provisions; the issuance of 30,000 PubCo Ordinary Shares, in the aggregate, to the three independent directors of Aimfinity; and post-closing governance terms. In your revised disclosure, please explain the reasons for such terms, each party’s position on such issues, the proposals and counterproposals made during the course of negotiations, and how you reached agreement on the final terms.

Response: In response to the Staff’s comment, we have revised pages 94-100 of the Amended F-4.

26.	We note your disclosure on page 89 that “[t]he Aimfinity Board agreed that to set an initial valuation range of $70M to $100M for the target, subject to evaluation by an independent investment bank to provide a fairness opinion for the board.” Please revise your disclosure in this section to describe how the Aimfinity Board arrived at an initial pre-transaction enterprise value of $70-100 million for Docter for the LOI. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Aimfinity Board. As a related matter, where you discuss on page 90 that representatives of the parties discussed and agreed to a base valuation of $60 million, please describe the reasons underlying the new valuation, including why it was adjusted downward and outside of the range provided by Newbridge in the fairness opinion. In your discussion, please describe the “issue with cash flows” noted on page 94.

Response: In response to the Staff’s comment, we have revised pages 94-100 of the Amended F-4.

27.	Please revise your disclosure to discuss the role of US Tiger in connection with the Business Combination, and to note that Aimfinity’s CFO, Mr. Xuedong (Tony) Tian has served as a managing director and head of capital markets at US Tiger since October 2020. Please also disclose any fees paid to US Tiger in connection with this role. In this regard, we note your reference to US Tiger here and throughout your filing, and the disclosure on page 94 that the initial valuation range for Docter of between $70 million to $100 million was determined “on the advice of US Tiger.”

Response: In response to the Staff’s comment, we have revised pages 12, 94-100, 109, 150 of the Amended F-4.

28.	We note your disclosure on page 93 that the Aimfinity Board reviewed the results of the business, legal, and financial due diligence conducted by management and third party legal and financial advisors, and the fairness opinion and presentation provided by Newbridge Securities which included, among other items: (a) research and review of the Taiwanese medical device, healthcare and biotech markets, including historical growth trends, competition information, and regulatory development; (b) review of Docter’s business model including its planned future operations and underlying technology; and (c) an assessment of Docter’s public company readiness. Please revise your disclosure to further discuss these items and the consideration that the Aimfinity Board placed on each when deciding whether to approve the Business Combination. In addition, please provide your analysis as to whether any of the business, legal, and financial due diligence conducted by third parties other than Newbridge may be a report, opinion or appraisal materially related to the transaction, and if so, revise to summarize the analyses and provide disclosure consistent Item 4(b) of Form F-4.

Response: In response to the Staff’s comment, we have added cross-references to the sections “Key Considerations” on pages 102 to 105, and “Basis for the Recommendation of Aimfinity’s Board of Directors — Fairness Opinion”, on pages 105 to 109, which discusses the “the consideration that the Aimfinity Board placed on each when deciding whether to approve the Business Combination”. In addition, we confirm on page 102 of the Amended F-4 that other than the Fairness Opinion, the Company has not relied on any “report, opinion or appraisal materially related to the transaction” under Item 4(b) of Form F-4.

29.	We note your disclosure on page 94 that some institutions “have also assisted and will continue to assist Docter in conducting clinical trials and other tests for validating Docter’s products and services.” Please revise your disclosure to discuss which of Docter’s products have been subject to clinical trials, and the nature, jurisdiction and authority conducting these clinical trials. Make conforming changes throughout your filing, including to your description of Docter’s business.

Response: In response to the Staff’s comment, we have removed such disclosure. Some universities have used Docter’s products, such as the DocterWatch, in connection with their own clinical trials. Docter is not conducting the clinical trials.

30.	We note your disclosure on page 94 that “Aimfinity also recognizes that despite its lack of cash and short sales record, Docter’s fundamentals are sound. In particular, its product portfolios have significant technological edges over its competitors, it has market potential well beyond the Taiwanese market, the difficulty and costs for potential application of its products beyond telehealth and outpatient care.” Please revise your disclosure to provide support and/or the basis on which Aimfinity concluded this statement, and characterize this statement as management’s opinion or belief.

Response: In response to the Staff’s comment, we have revised pages 102-104 of the Amended F-4.

Basis for the Recommendation of Aimfinity’s Board of Directors - Fairness Opinion, page 96

31.	Please remove the statement that projections for 2029 through 2032 “are meant to be conservative,” as this would not appear to apply to projections made this far into the future with revenue amounts substantially in excess of historical results.

Response: In response to the Staff’s comment, we have removed the relevant language from page 108 of the Amended F-4.

32.	Please revise the differing headings of “projections” and “estimates” for the years, as it may suggest a clear demarcation in the risk inherent upon the passage of a specific amount of time.

Response: In response to the Staff’s comment, we have revised page 108 of the Amended F-4.

33.	Explain how the forecast period of ten years was selected. Explain the basis of the projections beyond year three and whether the forecasts reflect more than simple assumptions about growth rates.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, as advised by Newbridge Securities Corporation (“Newbridge”), it is an industry norm to conduct a discounted cash-flow valuation analysis over a 10-year period. We further advise that the projections for the period from 2023 to 2028 were derived from a financial model provided by Docter to Newbridge, and the projections for the period from 2029 to 2032 were determined collectively by the management team of Docter, AIMA and Newbridge, which assumes a lower revenue growth rate and lower cash flow margins than in the previous 2-year period.

34.	We note the select public companies disclosed on page 98 that were used for the comparable public company analysis. Please revise your disclosure to discuss in greater detail how the criteria for each of the comparable companies was chosen and whether any companies meeting the selection criteria were excluded from the analysis.

Response: In response to the Staff’s comment, we respectfully advise that AIMA, Docter and Newbridge agree that sufficient material details has been provided in the disclosure regarding the selection criteria for the comparable public companies, which include (i) listing on a major stock exchange in the United States or Europe, (ii) operating in the Wearable Healthcare Monitoring sectors, (iii) having a product already in commercialization (i.e., has produced revenue in the last twelve months), and (iv) having forecasted revenue for 2024. Consistent with the Staff’s comment, we have revised page 107 of the Amended F-4 to clarify that no companies that met the relevant criteria have been excluded from the dataset.

35.	We note your disclosure on page 99 that “[i]n performing its analyses, Newbridge considered industry performance, general business and economic conditions and other matters.” Please amend your disclosure to provide a detailed description of each of the relevant assumptions underlying the projections of Docter through 2032, as well as the process undertaken to formulate them. Disclose the specific limitations of the assumptions. Finally, tell us how the projections are reasonable, given the historical operating results of the company.

Response: In response to the Staff’s comment, we have revised page 108 of the Amended F-4.

Industry Overview of Docter, page 104

36.	We note your disclosure here and throughout the filing that the Docter Group has been developing a non-invasive blood glucose monitoring technology. In an appropriate place in your filing, please revise your disclosure to provide additional detail regarding how the technology works and to clarify whether the non-invasive blood glucose technology is for a stand-alone medical device or if it will be incorporated into existing Docter devices such as the DocterWatch. Please also provide further detail regarding the current stage of development of this technology, including but not limited to, any regulatory applications or approvals that may be required in Taiwan or any other applicable jurisdiction. Disclose what is meant by “finalize” with respect to your blood glucose monitor and when you expect to finalize this product.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly. Please see the section titled “Business – Products and Services We are Developing,” on pages 123-124 of the Amended F-4. Docter further advises the Staff that it has removed the term “finalize” and has clarified that the product is in the beginning stages of the development lifecycle and that the process of receiving regulatory approval and conducting clinical trials can take several years. Please see the section titled “Business – Products and Services We are Developing,” on pages 123-124 of the Amended F-4. The Company further advises the Staff that Docter has included a cross reference to such disclosures noted above in the section titled “Industry Overview of Docter” on page 115 of the Amended F-4.

37.	You disclose that “[t]he Docter Group operates within a subsector of the healthcare industry known as the smart home healthcare industry.” Please briefly describe what types of products and services are included in this subsector. Please also define “health record manufacturers,” compared to “health monitoring providers.”

Response: In response to the Staff’s comment, we have revised the disclosure to include the types of products and services included in the smart home healthcare subsector. Please see “Industry Overview of Docter – Background and Overview” on page 114 of the Amended F-4. The Company further advises the Staff that Docter has removed the terms “health record manufactures” and “health monitoring providers” and provided a description in more generic and layman’s terms. Please see “Industry Overview of Docter – Overview of Technology Systems (Docter Cloud Systems)” on page 115 of the Amended F-4. The Company further advises the Staff that a corresponding change has also been made on pages 114, 115, 121 of the Amended F-4.

Competition and Competitive Strengths, page 105

38.	We note your disclosure of companies that you consider to be your primary competitors. Please revise this disclosure to note which of these companies makes products that are commercially available in the markets where you sell your products. Please also note the market cap, revenue and size of these competitors. As a related matter, where you disclose that your products have “leading advantages in technology in their respective field,” please briefly describe these advantages and the measure by which they are “leading.”

Response: In response to the Staff’s comment, we have revised the disclosure with respect to competitors of the DocterWatch accordingly. Please see “Industry Overview of Docter – Competition and Competitive Strengths” on pages 115-116 of the Amended F-4. Additionally, the Company respectfully advises the Staff that Docter’s two competitors for the Docter iCare bioradar monitoring device are private companies that do not publicly disclose the necessary information to disclose the market cap, revenue and size of such competitors in the Amended F-4.

Business Of Docter, page 107

39.	We note your disclosure that “[i]n addition to monitoring heartbeat, blood pressure and other vital signs, [y]our DocterWatch can measure sleep duration and quality, such as deep sleep, light sleep and rapid eye movement (“REM”), analyze certain related risks, such as risk of coronary heart disease and mental stress, as well as provide services such as fall detection and reminders to take medication.” You also disclose throughout your filing that you employ your Docter Cloud platform technology to facilitate health monitoring, vascular elasticity tracking, and myocardial infarction prediction. Please revise your disclosure to describe how your DocterWatch performs or facilitates all of these functions, including whether the DocterWatch can operate without a DocterCloud subscription. In your discussion, please provide definitions for scientific terms where appropriate, including “vascular elasticity tracking” and “myocardial infarction prediction.” Finally, disclose the number of models and variations of the DocterWatch that are currently being sold and were sold for each of the financial periods presented in the filing.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly. Please see “Business – Products and Services We Currently Offer” beginning on page 118 of the Amended F-4.

40.	We note various statements regarding future products and development efforts, including the following:

●	On page 106 you state “[i]n addition to its current portfolio of products, the Docter Group may expand the scope of its product line and develop other smart products, such as fall detectors and telemedicine systems.”

●	On page 109 you state “[i]n the future, we intend to expand on our health monitoring technology to cover epileptic seizure alerts, sleep monitoring cardiac abnormality notifications, and low blood sugar alerts.”

Please revise your disclosure to discuss the current stage of development and plans to expand into these new categories of products and health monitoring technologies, including the timing of product development activities and when you expect to be able to offer the relevant products to customers. In particular, please discuss any products that have been developed and any required regulatory applications and approvals. Consider providing a pipeline table showing all of Docter’s current and proposed products and technologies, including their current state of development and commercialization as well as any regulatory approvals and applications that are required in the jurisdictions where Docter operates or intends to operate in the near future.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 116 and 124 of the Amended F-4 to further clarify that it may look to expand its product offerings in the future and that no such products are currently under development. Docter believes that it is within the normal and ordinary course of business for a company to generally state that it may evaluate expanding product offerings in the future, and that it has provided disclosure to signal that such additional product offering expansion efforts are not currently ongoing or guaranteed to ever occur.

41.	We note your disclosure on page 109 that you are developing a biometric radar wave technology, through which Docter iCare, your BioRadar device under development, utilizes biometric radar wave technology to perform functions such as (i) continuously monitoring a user’s breath rate, heart rate and temperature, remotely from the user’s bed and (ii) stabilizing a user’s safety and security at home, by utilizing alerts to control highly sensitive areas over a programmable period of time. Please revise your disclosure to provide further detail regarding the current stage of development of this technology, the state of any applications or regulatory approvals, and how the biometric radar functions to monitor user health.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly. Please see “Business – Docter iCare” beginning on page 123 of the Amended F-4.

42.	We note that there are various graphics included throughout this section. For example, there are images of watches included on page 107. Please ensure that each image is captioned with an explanation of what the image represents. Please also tell us whether the graphics depicted throughout this section represent actual images of your products.

Response: In response to the Staff’s comment, we have revised page 118 of the Amended F-4. Docter hereby confirms that the graphic of the DocterWatch represents actual images of the DocterWatch.

43.	We note your disclosure throughout the description of your business that your services are available to hospitals, medical institutions, and individual customers, and that you partner with hospitals, medical institutions and healthcare facilities who then promote your products to their patients as end users. Please clearly define which entities are your “partners,” “customers,” and “users,” and refer to these entities consistently throughout your filing. In addition, please clarify the differences, if any, in fee structure and margins between the services provided to hospitals and medical institutions compared to individual customers. Finally, we note your disclosure that “as a business model, we offer our cloud-based health monitoring service to hospitals, medical institutions and individual customers as a subscription service, comprised of fees from granting access to our monitoring software through the internet or mobile application.” Please clarify the entities to which you currently offer your products and services and the percentage of your historical revenues attributable to hospitals, medical institutions, and individual customers, respectively.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Docter has revised its disclosure in the Amended F-4 accordingly. Please see the section titled “Business – Our Customers” beginning on page 124 of the Amended F-4. To clarify, Docter advises the Staff that its primary target customers are individual users of Docter’s health monitoring devices and that Docter may sometimes seek to reach these customers through the doctors, hospitals, medical institutions, etc., which these target customers visit. However, Docter will sell its products to any customer, including hospitals or other corporate customers should they wish to purchase Docter’s products or services.

Docter further advises the Staff that differences in fees charged are based on the services provided and not who they are provided to. Please see the section titled “Our Revenue Model” on pages 122-123 of the Amended F-4.

Properties, page 110

44.	We note your disclosure on page 110 relating to Horn’s leases for an office in Taiwan, which expires on March 10, 2024. Please briefly describe the material terms of the lease, any plans to renew the lease or secure a different office and also file the lease agreement as an exhibit or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 127 of the Amended F-4 to reflect the material terms of the new lease which expires on March 10, 2025. The Company further advises the Staff that, in Docter’s view, the lease is not material to its business. Docter bases its conclusion off several factors, including the relatively low cost of the rent, the short-term nature of the rent, and, in Docter’s view, the replaceability of the non-proprietary leased office space. Further, the central focus of Docter’s operations, the development of algorithms (i.e., the software), can, generally speaking, be done at any location. Notwithstanding the above, Docter confirms that it will file the new lease agreement should the Staff reconfirm its request after review of the Amended F-4.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Docter, page 112

45.	We note that you derived revenues in fiscal 2022 and 2021 from health monitoring software. Please advise, and revise your disclosure accordingly, what products comprise this category and how this category is different from the cloud-based health monitoring service. As a related matter, we note your disclosure that you sold different kinds of products with lower cost of revenues in the year ended December 31, 2022 from those sold in the year ended December 31, 2021. Please revise your disclosure to describe your different kinds of products, including identifying which products have lower costs of revenues compared to other products and why. Make conforming changes to your filing, including to your description of business.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised its Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect its financial statements for the fiscal years ended December 31, 2022 and 2021.

46.	We note your disclosure on page 116 that you “are trying to alleviate the going concern risk through some sources as discussed in Note 2- Going Concern.” Please revise your disclosure in this section to discuss your efforts to alleviate going concern risk and liquidity concerns.

Response: In response to the Staff’s comment, we have revised pages 133-134 and F-48 of the Amended F-4.

47.	We note your disclosure on pages 117 and 161 that you had borrowings of approximately $256,000 from Hsin-Ming Huang, the Chief Executive Officer, director and shareholder of Docter, for operating purposes. Please disclose the material terms of this borrowing and file the agreement as an exhibit or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 184 of the Amended F-4. Additionally, the Company respectfully advises the Staff that it is the intention of the parties for Mr. Huang to cease making loans to Horn and for Horn to repay the outstanding loans owed to Mr. Huang in full upon completion of the business combination using the anticipated proceeds at closing. Accordingly, the loan is not expected to be material to the registrant at the time of closing.

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021, page 113

48.	We note your disclosure that your increase in revenues for the relevant period was offset by a decrease of approximately $2,000 of revenues from sales of health monitoring devices, since you shifted your focus and devoted more resources in developing revenues from sales of health monitoring software and cloud-based health monitoring services. Please revise your disclosure to clarify whether you expect this trend to continue in future financial periods. If so, please describe the impact of this trend on your business and operations, including whether you expect to continue to grow your revenues from software and services if sales of your device continue to decrease.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 131 - 132 of the Amended F-4.

Aimfinity’s Business

Extraordinary General Meeting and Extensions, page 120

49.	Please disclose the impact of redemptions in connection with the Charter Amendment Proposal on funds in the Trust Account. Please also disclose the percentage of redemptions.

Response: In response to the Staff’s comment, we have revised the Shareholder Notice and pages 2, 139, and F-21 of the Amended F-4.

50.	Please disclose, as of the most recent practicable date, the number of AIMA Private Placement Units into which Mr. Chang would be permitted to convert the Extension Notes.

Response: In response to the Staff’s comment, we have revised page 140 of the Amended F-4.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Aimfinity

Registration Rights, page 129

51.	Please file the registration and shareholder rights agreement signed on April 25, 2022 as an exhibit to your registration statement.

Response: In response to the Staff’s comment, we respectfully advise that the registration and shareholder agreement was filed as Exhibit 10.4 to the Amended F-4.

Unaudited Pro Forma Condensed Combined Financial Information, page 133

52.	Please present and reflect the Reincorporation Merger transaction with Aimfinity Investment Merger Sub I (Pubco) in the Pro Forma financial statements.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that Pubco, being a wholly owned subsidiary of Aimfinity, is a blank-check company without any operations and only serves the purpose of being the surviving publicly traded entity upon the closing of the business combination with Docter. The Company determined that the Reincorporation Merger between Amifinity and Pubco does not have any financial impact on the pro forma financial statements and, therefore, the Reincorporation Merger should not be presented or reflected in the pro forma financial statements included in the Amended F-4.

53.	You determined Docter Inc. as an accounting acquirer under the business combination agreement. Please disclose the basis of your determination under ASC 805-10-55-12 through 55-15.

Response: In response to the Staff’s comment, we  have revised page 154 of the Amended F-4.

54.	Please address the need to include the shares converted from (i) exercise of the Pubco warrants, (ii) the Extension Notes, and (iii) issuance of the Earnout Shares in your Pro Forma Adjustments and the impact of such shares.

Response: In response to the Staff’s comment, we have revised page 154 of the Amended F-4 to clarify that the pro forma adjustments are based on the assumption that no public warrants are exercised and that no earnout shares are issued and outstanding. Additionally, the pro forma adjustments concerning the Extension Notes are included on pages 156-157 of the Amended F-4. Please see “Note 3 – Adjustments to Unaudited Pro Forma Condensed Combined Financial Information – Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet” under adjustments (B) and (G) on pages 160-161.

55.	With respect to Note 3(I), tell us how you determined the value of the 6 million shares issued to Docter’s stockholders and its relationship to the $4,400 pro forma adjustments.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the par value of the 6 million shares issued to Docter’s stockholders was established at $600, equivalent to $0.0001 per share. To accurately reflect the issuance of these shares and their associated par value of $600 upon the closing of the business combination, the historical par value of Docter as of December 31, 2022, which was $5,000, required a pro forma adjustment of ($4,400).

56.	With respect to Note 4 - Loss Per Share, please disclose and present the diluted shares that have anti-dilutive effect, if any.

Response: In response to the Staff’s comment, we have revised pages 162-163 of the Amended F-4.

Directors, Executive Officers, Executive Compensation And Corporate Governance Of Aimfinity

Executive Officer and Director Compensation, page 145

57.	We note your disclosure that “[a]fter the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination.” Please update your disclosure to include a description of the payments and material terms of agreements entered into with your directors and members of your management team in connection with the Business Combination. For example, we note that you intend to issue 30,000 PubCo Ordinary Shares to the three independent directors of Aimfinity who hold office immediately prior to the Effective Time of the Acquisition Merger.

Response: In response to the Staff’s comment, we have revised page 165 of the Amended F-4.

PubCo’s Directors And Executive Officers After The Business Combination, page 148

58.	We note your disclosure on page 152 that “PubCo’s officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution of all shareholders.” Please revise your risk factors to disclose the risk to investors from this board structure.

Response: In response to the Staff’s comment, we have revised pages 53-54 of the Amended F-4.

Regulations Applicable To Docter, page 156

59.	We note your disclosure in this section discussing several categories of regulations to which Docter is subject. Please address the following issues related to your regulatory disclosure:

●	Please revise your disclosure to discuss the current regulatory approval requirements and status for each of Docter’s products, including but not limited to the DocterWatch, Docter Cloud, Docter iCare biometric radar BioRadar and the blood glucose technology. Please also disclose plans to gain regulatory approval outside of Taiwan if the company seeks to expand internationally as stated in the disclosure.

●	We note your disclosure on page 156 that Docter is subject to applicable radio frequency regulations, approval authorizations and/or certifications in Taiwan. Please expand your disclosure to discuss these regulations, authorizations and/or certifications.

●	Please revise your description of intellectual property regulations to note the country whose laws these regulations are referencing, and to discuss the applicability of each regulation to Docter.

●	Revise your disclosure to discuss the relevant environmental and health and human safety regulations referenced in your risk factor on page 32.

Response: In response to the Staff’s comment, we have revised pages 177-180 of the Amended F-4. The Company respectfully advises the Staff that Docter has removed the generic disclosure concerning intellectual property regulations previously appearing on page 157 of the Draft Registration Statement on Form F-4 submitted on December 27, 2023. Docter confirms that intellectual property regulations do not affect the day-to-day operations of Docter or influence the way Docter conducts its business. Rather, like any business that relies in part on intellectual property protection, Docter applies for protection of its products and trademarks.

Certain Transactions

Certain Transactions of Docter, page 161

60.	We note your disclosure that on October 9, 2023, Mr. Hsin-Ming Huang executed a patent assignment agreement with Horn Enterprise Co., Ltd., under which Mr. Huang assigned a German patent to Horn Enterprise Co., Ltd. Please revise your disclosure to describe this patent and its relevance to Docter.

Response: In response to the Staff’s comment, we have revised page 184 of the Amended F-4.

Financial Statements, page F-1

61.	Please present the financial statements of Aimfinity Investment Merger Sub I (“Pubco”). Refer to Item 14 of Form F-4.

Response: In response to the Staff’s Comment, we acknowledge the Staff’s comment and respectfully advise the Staff that Pubco is a newly formed entity with no operations and, accordingly, there are no historical financial statements to include in the Amended F-4.

Aimfinity Investment Corp. I Financial Statements As of and For Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-23

62.	We note your audit opinion on page F-23 for the year ended December 31, 2022, and for the period from July 26, 2021 (inception) through December 31, 2021, issued by MaloneBailey, LLP. However, you disclosed on page F-42 that you engaged MaloneBailey as the new auditor for the audit of the Company for the fiscal year ending December 31, 2023, and that another firm issued an auditor’s report on the financial statements for the year ended on December 31, 2022. Please provide clarification on this matter.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, as disclosed on page 197 of the Amended F-4, Aimfinity dismissed Marcum LLP as and engaged MaloneBailey, LLP (“MaloneBailey”) as the independent registered public accounting firm of Aimfinity on May 1, 2023. In connection with its role as the independent registered public accounting firm, MaloneBailey was engaged by the Company to conduct audit and issue audit report in connection with the financial statements for the fiscal year ended on December 31, 2023 and 2022, and for the period from the inception of the Company on July 26, 2021 to December 31, 2021. The financial statements for the fiscal year ending December 31, 2023 and 2022 have been filed in the Amended F-4, with an auditor’s report issued for the corresponding periods. The original disclosure in “Note 9 – Subsequent Event” regarding the dismissal of Marcum LLP and the engagement of MaloneBailey has therefore been removed.

Indemnification of Directors and Officers., page II-1

63.	We note that PubCo’s Memorandum and Articles of Association will include indemnification provisions for its directors and officers. Please revise your risk factors to describe the material risks to investors stemming from these provisions.

Response: In response to the Staff’s comment, we have revised page 54 of the Amended F-4.

******

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger, Esq., of Robinson & Cole LLP, at (212) 451-2907, or Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ I-Fa Chang
I-Fa Chang, Director

cc:	Ze’-ev D. Eiger, Esq.
Arila E. Zhou, Esq.
Robinson & Cole LLP

Michael J. Blankenship, Esq.
Winston & Strawn LLP